Exhibit (a)(48)
COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, SS.	SUPERIOR COURT
CIVIL ACTION
NO.: 20

WEST PALM BEACH POLICE PENSION FUND, on behalf of itself and all others similarly situated,

Plaintiff,

VS.

HENRI A. TERMEER, DOUGLAS A. BERTHIAUME,
ROBERT J. BERTOLINI, GAIL K. BOUDREAUX,
STEVEN BURAKOFF, ROBERT J. CARPENTER,
CHARLES L. COONEY, VICTOR J. DZAU, ERIC
ENDE, DENNIS M. FENTON, CONNIE MACK III,
RICHARD F. SYRON, RALPH V. WHITWORTH,
GENZYME CORP., SANOFI-AVENTIS SA, and GC
MERGER CORP.

Defendants.

CLASS ACTION COMPLAINT AND DEMAND FOR JURY TRIAL
     Plaintiff West Palm Beach Police Pension Fund (“Plaintiff”), by and through its undersigned counsel, for its Class Action Complaint, makes the following allegations based upon personal knowledge as to itself and upon information and belief (including the investigation of counsel and review of publicly-available information) as to all other allegations, as follows:
NATURE OF THE ACTION
     1. This is a shareholder class action brought by Plaintiff on behalf of itself and the public shareholders of Genzyme Corp. (“Genzyme” or the “Company”) against the Company,

certain of its officers and directors (the “Director Defendants”), Sanofi-Aventis SA (“Sandi”) and GC Merger Corp. (“GC Merger”) (collectively “Defendants”) to enjoin the proposed acquisition of Genzyme by Sanofi (the “Proposed Transaction”).
     2. On February 16, 2011, Genzyme and Sandi jointly disclosed that they entered into a definitive agreement (the “Merger Agreement”) under which Sanofi is to acquire Genzyme in a going-private transaction for $74.00 per share in cash, or approximately $20.1 billion (the “Offer Price”). Pursuant to the Merger Agreement, in addition to the cash payment, each Genzyme shareholder will receive one contingent value right (“CVR”) for each share they own, entitling the holder to receive additional cash payments if specified milestones related to Genzyme drug LemtradaTM (“Lemtrada”) are achieved over time, or milestones related to production volumes in 2011 for Genzyme drugs Cerezyme® (“Cerezyme”) and Fabrazyme® (“Fabrazyme”) are achieved.
     3. The Proposed Transaction is the product of the Director Defendants’ breaches of fiduciary duties, is fundamentally unfair to Genzyme’s shareholders, and the way it has been presented to Genzyme shareholders has been both inadequate and misleading.
     4. On February 16, 2011, the day the Proposed Transaction was announced, Genzyme stock closed at $75.10 (trading as high as $75.55). Compared to the guaranteed Offer Price of $74.00, this represents a -1.5 percent take-under premium for Genzyme shareholders.1
     5. Moreover, the Proposed Transaction is taking place at a time when Genzyme is on the cusp of fully recovering from crippling manufacturing problems it had in 2009 that curbed production of its two best-selling treatments, which, in turn, caused the Company’s share price to plummet from as high as $83.00 to as low as $45.00 per share. Now, however, with its

[1]	The CVRs do not provide meaningful additional consideration to Genzyme shareholders for multiple reasons, as discussed in detail below.

manufacturing problems behind it, the Company has been steadily restoring investor confidence, and its stock price has been steadily increasing. On February 22, 2011, Genzyme’s stock traded as high as $75.37 per share, already above the Offer Price,
     6. The Proposed Transaction also takes advantage of a time when the Company is poised for burgeoning economic growth. For example, on February 16, 2011, the same day that the Proposed Transaction was announced, the Company also announced that it: (a) nearly doubled its earnings from its third quarter 2010 to its fourth quarter 2010; (b) recently reduced operating costs significantly; (c) will be announcing top-line data related to clinical trials of groundbreaking treatments; and (d) will be receiving regulatory approval to produce one of its most sought-after (and profitable) treatments at a new plant.
     7. The public announcement of the record results and events and the Proposed Transaction were both made before the market opened on February 16, 2011. The fact that Genzyme’s stock price opened and traded above the Offer Price after the announcements further indicates that the Offer Price is inadequate.
     8. Finally, the Proposed Transaction contains deal protections that render it a fait accompli. The Merger Agreement precludes the Company from considering any alternative strategic opportunities, and would require the Company to pay a prohibitive termination fee of $575 million roughly half of Genzyme’s average quarterly revenue. Notably, however, Sanofi can walk away from the Proposed Transaction without incurring a termination fee.
     9. Despite this patently unfair Offer Price, the Proposed Transaction has already received unanimous approval from the Genzyme board of directors (the “Genzyme Board” or the “Board”)), and it is expected to close in the second quarter of 2011.

     10. For these reasons and others set forth in detail herein, Defendants have violated their fiduciary duties of loyalty, good faith, fair dealing, and due care (or aided and abetted those breaches of fiduciary duty) in negotiating and approving the Proposed Transaction.
     11. Plaintiff seeks to enjoin, preliminarily and permanently, the Proposed Transaction, and, in the event the Proposed Transaction is consummated, recover damages as a result of the violations of law Alleged herein.
THE PARTIES
     12. Plaintiff West Palm Beach Police Pension Fund is, and has been at all times relevant hereto, a Genzyme shareholder.
     13. Defendant Genzyme Corp. is a diversified biotechnology company that claims to be dedicated to making a major positive impact on the lives of people with serious diseases. Since 1981, the Company has grown from a small start-up to an enterprise with approximately 10,000 employees in locations spanning the globe and 2009 revenues of $4.5 billion. The Company’s products and services are focused on rare inherited disorders, kidney disease, orthopedics, cancer, transplant, and immune diseases. Genzyme claims to operate a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need. Genzyme is incorporated under the laws of the Commonwealth of Massachusetts and headquartered in Cambridge, Massachusetts.
     14. Defendant Henri A. Termer (“Termeer”) was named President of Genzyme in 1983, two years after the Company’s founding. He became Chief Executive Officer (“CEO”) in 1985, and Chairman of the Board (“Chairman”) in 1988, and continues to hold these titles. He is also a member of the board’s Risk Oversight and Strategic Planning & Capital Allocation committees.

     15. Defendant Douglas A. Berthiaume (“Berthiaurne”) has been a director of Genzyme since 1988. He is also a member of the Compensation and Nominating/Governance committees.
     16. Defendant Robert J. Bertolini (“Bertolini”) has been a director of Genzyme since 2009. He is also Chair of the Audit Committee, and a member of the Risk Management and Strategic Planning & Capital Allocation committees.
     17. Defendant Gail K. I3oudreaux (“Boudreaux”) has been a director of Genzyme since 2004. She is also Chair of the Risk Oversight Committee and a member of the Audit Committee.
     18. Defendant Steven Burakoff (“Burakoff”) has been a director of Genzyme since 2010. He is also a member of the Compensation and Risk Oversight committees.
     19. Defendant Robert J. Carpenter (“Carpenter”) has been a director of Genzyme since 1994. He is also a member of the Compensation and Strategic Planning & Capital Allocation committees.
     20. Defendant Charles L. Cooney (“Cooney”) has been a director of Genzyme since 1983. He is also Chair of the Compensation Committee and a member of the Nominating/ Governance Committee.
     21. Defendant Victor J. Dzau (“Dzau”) has been a director of Genzyme since 2000. He is also a member of the Compensation and Risk Oversight committees.
     22. Defendant Eric Ende (“Ende”) has been a director of Genzyme since 2010. He is also a member of the Audit and Risk Oversight committees.
     23. Defendant Dennis M. Fenton (“Fenton”) has been a director of Genzyme since 2010. He is also a member of the Audit and Risk Oversight committees.

     24. Defendant Connie Mack Ill (“Mack”) has been a director at Genzyrne since 2001. He is also Chair of the Risk Oversight Committee and a member of the Audit Committee.
     25. Defendant Richard F. Syron (“Syron”) has been a director of Genzyme since 2006. He is also a member of the Audit and Nominating/ Governance committees.
     26. Defendant Ralph V. Whitworth (“Whitworth”) has been a director of Genzyme since 2010. He is also Chair of the Strategic Planning & Capital Allocation Committee and a member of the Compensation and Nominating/ Governance committees.
     27. The Defendants in paragraphs 14 through 26 are referred to collectively as the “Director Defendants.”
     28. Defendant Sandi is a large healthcare company that offers a range of healthcare assets, including a broad-based product portfolio in prescription drugs, over-thecounter/prescription and over-the-counter combinations, generics, vaccines, and animal health. Sanofi was founded in 1970 and is headquartered in Paris, France.
     29. Defendant GC Merger is a Massachusetts corporation and wholly-owned subsidiary of Sanofi.
JURISDICTION AND VENUE
     30. in the event that the Proposed Transaction is not enjoined, the damages suffered and sought to be recovered by Plaintiff and the Class it seeks to represent are, in the aggregate, in excess of the jurisdictional minimum of this Court. Although the exact total amount of damages suffered by the Class cannot be precisely determined at this time, it is reasonably estimated that such damages will be in the millions of dollars.
     31. Pursuant to Massachusetts General Law Chapter 223, § 8, venue is proper in this Court because Genzyme is incorporated in Massachusetts and maintains its principal offices in Cambridge, Massachusetts.

CLASS ACTION ALLEGATIONS
     32. Plaintiff brings this action on its own behalf and as a class action pursuant to Rule 23 of the Massachusetts Rules of Civil Procedure (“MRCP”),on behalf of a class of all holders of Genzyme stock who are being and will be harmed by Defendants’ actions described herein (defined as the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.
     33. This action is properly maintainable as a class action.
     34. The Class is so numerous that joinder of all members is impracticable. As of the close of business on February 10, 2011, Genzyme had 261,778,425 validly issued, fully paid, nonassessable, outstanding shares, owned by thousands of shareholders. The requirement of numerosity under Rule 23(a)(1) of the MRCP is therefore satisfied.
     35. There are questions of law and fact that are common to the Class including, inter alia, the following:
(a)	Whether the Defendants, as either officers and/or directors, have breached or will breach their fiduciary duties of undivided loyalty and due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b)	Whether the Defendants have acted or are able to act to protect the public shareholders from overreaching by Defendant Termeer;

(c)	Whether Sanofi participated in, or has aided and abetted, or otherwise conspired in the breaches of fiduciary duties by the Director Defendants;

(d)	Whether the Defendants have disclosed or will disclose to the Company’s public shareholders all material infonnation necessary for said shareholders to make a decision as to whether to vote their shares in support of the Proposed Transaction;

(e)	Whether the Proposed Transaction is the result of unfair dealing; and Whether Plaintiff and the other members of the Class will be irreparably harmed if the transaction complained of herein is consummated.
     36. In light of these numerous common questions of law and fact, the commonality requirement under Rule 23(a)(2) of the MRCP is satisfied.
     37. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class. The requirement of typicality under Rule 23(a)(3) of the MRCP is therefore satisfied.
     38. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class. The requirement of fair and adequate representation under Rule 23(a)(4) of the MRCP is therefore satisfied.
     39. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for the party opposing the Class. Accordingly, pursuant to Rule 23(b) of the MRCP, bringing this action as a class action is superior to other available methods for the fair and efficient adjudication of this matter.
     40. Defendants have acted, or refused to act, on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS
     41. Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Genzyme’s net worth as a merger/acquisition candidate; (b) act independently to protect the interests of the Company’s shareholders; (c) adequately ensure that no conflicts of interest exist between the Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are safeguarded or resolved in the best interest of Genzyme’s shareholders; and (d) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of the Company.
     42. In each of these respects, Defendants have breached their fiduciary duties because of the acts and transactions complained of herein.
A. Company Background
     43. Genzyme operates as a biotechnology company worldwide. It focuses on rare genetic disease disorders, renal diseases, orthopedics, cancers, transplant and immune diseases, and in the diagnostic and predictive testing areas. The Company’s Genetic Diseases segment manufactures and distributes Cerezyme for the treatment of Gaucher disease; Fabrazyme for the treatment of Fabry disease; Myozyme for the treatment of Pompe disease; Aldurazyme for the treatment of Mucopolysaccharidosis I; and Elaprase for the treatment of Mucopolysaccharidosis II. Its Cardiometabolic and Renal segment offers Renagel and Renvela for the control of serum phosphorus in patients with chronic kidney disease on dialysis; Hectorol for the treatment of secondary hyperparathyroidism; and Thyrogen, an adjunctive diagnostic agent used in the follow-up of patients with well-differentiated thyroid cancer.
     44. The Company’s Biosurgery segment provides a biomaterial-based product that is used to treat the pain associated with osteoarthritis of the knee; and a family of products to prevent adhesions following various surgical procedures in the abdomen and pelvis. Its

Hematologic Oncology segment develops products for the treatment of cancer, including the treatment of leukemia, lymphoma, acute leukemia, a treatment to reduce the incidence of severe and life-threatening infections in older adult patients with acute myeloid leukemia following chemotherapy and certain other uses, and a treatment for the mobilization of hematopoietic stem cells. The Company serves physicians, hospitals, treatment centers, other providers of medication to patients, retail pharmacies, and government agencies through distributors.
B. The Proposed Transaction
     45. On February 16, 2011, Sanofi announced that it will buy Genzyme for $74.00 per share in cash plus a tradable CVR that can increase in value based on certain milestones.
     46. The CVRs will be worth $1.00 if specified production levels of Genzyme’s Cerezyme and Fabrazyme drugs are met in 2011. Notably, Genzyme is working to recover from severe shortages of the drugs for Gaucher and Fabry disease caused by a viral plant contamination in 2009.
     47. The CVRs will also increase in value in connection with the approval (resulting in a $1.00 increase) and achievement of various sales milestones for Lemtrada, a multiple sclerosis drug for which the two companies had widely varying annual sales projections, with Genzyme’s as high as $3.5 billion.
     48. Holders of the CYRs, for example, would receive an additional $2.00 per CVR if net Lemtrada sales post launch exceed an aggregate of $400 million within specified periods per territory, another $3.00 per CVR if net sales exceed $1.8 billion, another $4.00 if sales exceed $2.3 billion, and an additional $3.00 if global sales exceed $2.8 billion, bringing the total potential CVR value to $14.00.
     49. This potential $14.00 per CVR value, however, is totally misleading. Until any milestone is achieved, the value per CVR is $0.00.

     50. Post-consummation of the Proposed Transaction, analysts expect the CVRs to trade at around $1.50, as investors will discount the risk of Lemtrada not getting approval and the long time-frame for the payouts.
     51. Indeed, Genzyme shareholders can only expect “limited value” from future CVR payments. Alex Nussbaum, Genzyme Holders ‘Take the Money and Run’ on Drug CVR, Bloomberg BusinessWeek, Feb. 25, 2011. According to Lionel Melka, Co-Manager at Parisbased Bernheim, Dreyfus & Co., Genzyme shareholders may need to hold the CVRs until the year 2020 to earn full value. Id. Furthermore, given the time value of money, $14.00 in 10- years is certainly not worth $14.00 today. Id.
     52. Other market-watchers have observed that it is unlikely some of the CVR milestones will ever be achieved. Genzyme shareholder Michael Obuchowski, Chief Investment Officer at Hauppauge, New York-based First Empire Asset Management Inc., has explained that “Whe last $6 of the CVR are related to achieving fairly high levels of revenues.” Id. Similarly, Samuel Isaly, Managing Partner of New York-based Orbimed Advisors, has commented that reaching $14.00 a share “is not a super high probability.” Id. (emphasis added).
     53. Even Christopher A. Viehbacher, CEO of Sandi, (“Viehbacher”) has noted the risk inherent to the CVR structure, which will reward Genzyme’s shareholders only “if Lemtrada outperforms the market’s current expectations.”
     54. As an industry insider commented: “Pharma M&A’s have officially entered the high risk world of derivatives trading. Contingent Value Derivatives (CVR’s) are basically options in which the investor is betting for or against whether certain milestones will be achieved.” Ed Silverman, Sanofi Gobbles Up Genzyme: What The Wags Say, Pharmalot, Feb. 16, 2011

     55. Michael Obuchowski may have summed it best when he characterized the CVRs as “a cop-out [designed to allow] the two sides agree to disagree and get to a deal.” Nussbaum, supra (emphasis added).
     56. Here, Viehbacher, who will own and operate the surviving entity postconsummation, is effectively betting against the success of the Company achieving these milestones, as he is the one who negotiated them into the Proposed Transaction. If Sanofi’s CEO does not believe that Genzyme’s own product will outperform the market’s current expectations, the Company’s shareholders can attach little — if any — value to these CVRs.
     57. The only consideration upon which Genzyme’s shareholders can rely is the $74.00 guaranteed portion of the Offer Price, and, against that, Genzyme’s shareholders will not even break even.
     58. As illustrated by the current trading price, which closed on February 23, 2011 at $75.35 per share, the $74.00 per share Offer Price represents a -1.8 discount to Genzyme’s stock price — a take-under premium for Genzyme shareholders.
     59. Professor Erik Gordon of the Ross School of Business at the University of Michigan summed up the Proposed Transaction as follows:
The total deal is less, net, and riskier than the likely deal Genzyme could have gotten if they didn’t botch the negotiation by stonewalling in the hope that a bidding war would break out ...Genzyme CEO Henri Termeer knew how to build a great company. He knew how to sell orphan drugs for prices that drew gasps of admiration and dismay. He didn’t know how to sell a company. He will celebrate his ‘success’ by pointing to the increase in price from $69, but that’s not the right measure. The measure of success is how much more they got than they would have received if they used another approach, and by that measure, Genzyme failed.
Silverman, supra.

Sanofi’s Windfall
     60. Sanofi expects that the Proposed Transaction’s cost savings will represent more than $600 million from the deal beginning in second half of 2011, primarily from cost savings from acquiring the Company’s U.S. back-office operations.
     61. Thereafter, Sanofi expects Genzyme will generate about $4 billion per annum, but, based on Genzyme’s fourth quarter 2010 revenue of $1.9 billion, this is an underestimation.
     62. Genzyme revenue is expected to replace roughly a third of projected lost sales due to patent expirations of key Sanofi products through 2013.
The Board of Directors’ Incentive
     63. Upon consummation of the Proposed Transaction, restricted stock units (“RSUs”) and stock options held by the members of the Board will immediately vest. The significant amount of RSUs and stock options held by the members of the Board, which in some cases approach the number of shares that the members of the Board beneficially hold, provides a clear incentive to approve the Proposed Transaction, despite its negative implications for Genzyme shareholders:
(a)	Defendant Termeer holds 3,466,144 shares subject to RSUs and stock options that will vest upon the consummation of the Proposed Transaction (in addition to his 4,112,950 beneficially owned shares);

(b)	Defendant Berthiaume holds 87,597 shares subject to RSUs and stock options that will vest upon the consummation of the Proposed Transaction (in addition to his 160,303 beneficially owned shares);

(c)	Defendant 13oudreaux holds 67,500 shares subject to RSUs and stock options that will vest upon the consummation of the Proposed Transaction (in addition to his 70,000 beneficially owned shares);

(d)	Defendant Carpenter holds 84,005 shares subject to RSUs and stock options that will vest upon the consummation of the Proposed Transaction (in addition to his 113,330 beneficially owned shares);

(e)	Defendant Cooney holds 57,005 shares subject to RSUs and stock options that will vest upon the consummation of the Proposed Transaction (in addition to his 66,891 beneficially owned shares);

(1)	Defendant Dzau holds 70,087 shares subject to RSUs and stock options that will vest upon the consummation of the Proposed Transaction (in addition to his 75,137 beneficially owned shares);

(g)	Defendant Mack holds 76,187 shares subject to RSUs and stock options that will vest upon the consummation of the Proposed Transaction (in addition to his 78,687 beneficially owned shares); and

(h)	Defendant Syron holds 53,500 shares subject to RSUs and stock options that will vest upon the consummation of the Proposed Transaction (in addition to his 55,011 beneficially owned shares).

Preclusive Deal Protections
     64. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.
     65. First, pursuant to § 6.3(a) of the Merger Agreement provides a no-solicitation requirement, pursuant to which Genzyme may not:
initiate, solicit, knowingly encourage (including by way of furnishing nonpublic information), knowingly facilitate or knowingly induce or take any other action designed to lead to, any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, the submission of any Acquisition Proposal or engage, enter into, continue or participate in any negotiations or discussions with respect thereto or furnish any non-public information concerning the Company and its Subsidiaries to any Person in connection with any Acquisition Proposal.
     66. Should an unsolicited bidder arrive on the scene, § 6.3(b) of the Merger Agreement provides Sanofi with information rights: Genzyme must notify Sanofi of the bidder’s offer and promptly provide Sanofi with “the identity of the Person making such proposal, offer, inquiry or other such contact and the material terms and conditions of any proposals or offers (and shall include with such notice copies of any written materials received from or on behalf of such person relating to such proposal, offer, inquiry or request).”
     67. Thereafter, should the Board determine that the unsolicited offer is superior, the Board cannot recommend the superior proposal to its shareholders unless it provides Sanofi with three days advance notice of its intent. During this three day period, the Company must negotiate with Sanofi in good faith, and Sanofi may amend the terms of the Merger Agreement to make a counter offer so that the competing bid no longer constitutes a superior proposal. Sanofi is able to match the unsolicited offer because the Merger Agreement grants unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.
     68. In other words, the Merger Agreement gives Sanofi access to any rival bidder’s information and allows Sanofi a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse because the Merger Agreement unfairly insures that any “auction” will favor Sanofi and piggy-back upon the due diligence of the foreclosed second bidder.
     69. In addition, the Merger Agreement provides that an excessive termination fee of $575 million must be paid by the Company if the Company decides to pursue a superior offer. This unreasonable termination fee requires that the Company pay Sandi a naked premium for the right to provide the shareholders with a superior offer should Genzyme terminate the Proposed Transaction. This excessive termination fee represents over half of the revenue generated by Genzyme in a typical quarter in 2010.
     70. Notably, despite the sizeable termination fee that applies to Genzyme, Sandi may terminate the Proposed Transaction without incurring any termination fee.
COUNT
Claims for Breaches of Fiduciary Duties
Against Genzvme and the Director Defendants
     71. Plaintiff repeats and re-alleges each allegation set forth herein.
     72. Genzyme and the Director Defendants have violated the fiduciary duties owed to the public shareholders of Genzyme and have acted to put their personal interests ahead of the interests of Genzyme shareholders or acquiesced in those actions by fellow Defendants. The Director Defendants have failed to take adequate measures to ensure that the interests of

Genzyme’s shareholders are properly protected and have embarked on a process that avoids competitive bidding and provides Sanofi with an unfair advantage by effectively excluding other alternative proposals.
     73. By the acts, transactions, and courses of conduct alleged herein, the Director Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Genzyme investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.
     74. The Director Defendants have breached their duties of loyalty, candor, entire fairness, good faith, and due care by not taking adequate measures to ensure that the interests of Genzyrne’s public shareholders are properly protected from overreaching by Sanofi.
     75. By reason of the foregoing acts, practices, and courses of conduct, the Director Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
     76. As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Genzyme’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.
     77. Unless enjoined by this Court, the Director Defendants will continue to breach the fiduciary duties owed to Plaintiff and the Class and may consummate the Proposed Transaction to the disadvantage of the public shareholders, without providing sufficient information to enable Genzyme’s public shareholders to cast informed votes on the Proposed Transaction.

     78. The Director Defendants have engaged in self-dealing, have not acted in good faith with regard to Plaintiff and the other members of the Class, and have breached, and are breaching, their fiduciary requirements to the members of the Class.
     79. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that these actions threaten to inflict.
COUNT II
Against Sanoti and GC Merger for Aiding and Abetting
Genzvine’s and the Director Defendants’ Breaches of Fiduciary Duties
     80. Plaintiff repeats and re-alleges each and every allegation set forth herein.
     81. Genzyme and the Director Defendants breached their fiduciary duties to the Genzyme shareholders by the actions alleged supra.
     82. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Defendants Sanofi and GC Merger that aided and abetted such breaches.
     83. Defendants Sandi and GC Merger had knowledge that it was aiding and abetting the Director Defendants’ breaches of fiduciary duties to Genzyme shareholders.
     84. Defendants Sanofi and GC Merger rendered substantial assistance to the Director Defendants in the breaches of their fiduciary duties to Genzyme shareholders.
     85. As a result of Sandi’s and GC Merger’s conduct of aiding and abetting the Director Defendants’ breaches of their fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.
     86. As a result of the unlawful actions of Defendants Sanofi and GC Merger, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless they are enjoined by the Court, Defendants Sanofi and GC Merger will continue to aid and abet the Director Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid. and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.
     87. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class, and against the Defendants as follows:
     (a) Certifying this case as a class action, certifying the proposed Class, and designating Plaintiff and the undersigned counsel as representatives of the Class;
     (b) Declaring that the conduct of the Director Defendants and the Company in approving the Proposed Transaction and failing to negotiate in good faith with Sanofi and other acts and omissions set forth herein are breaches of the Director Defendants’ fiduciary duties;
     (c) Declaring that Sanofi and GC Merger aided and abetted the Director Defendants’ and Genzyme’s breaches of their fiduciary duties;
     (d) Preliminarily and permanently enjoining the Director Defendants from placing their own interests ahead of the interests of the Company and its shareholders;
     (e) Preliminarily and permanently enjoining the Director Defendants from initiating any defensive measures that would inhibit the Director Defendants’ ability to maximize value for Genzyme shareholders;

     (f) Preliminarily and permanently enjoining the shareholder vote on the Proposed Transaction pending full material disclosures concerning the transaction;
     (g) Awarding Plaintiff and the Class appropriate compensatory damages;
     (h) Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and, if applicable, pre-judgment and post-judgment interest; and
     (i) Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.
JURY DEMAND
PLAINTIFF DEMANDS A TRIAL BY JURY.
Dated: March 2, 2011

THORNTON & NAUMES, LLP

/s/ Garrett J. Bradley Garrett J. Bradley, BBO#629240
Andrea Marino, BBO#663932
100 Summer Street, 30th Floor
Boston, Massachusetts 02110
Telephone: (617) 720-1333
Facsimile: (617) 720-2445
gbradley@tenlaw.com
amarino@tenlaw.com

Local Counsel

LABATON SUCHAROW LLP
Jonathan Gardner
Philip C. Smith
140 Broadway
New York, New York 10005
Telephone: (212) 907-0700
Facsimile: (212) 818-0477
jgardner@labaton.com
psmith@labaton.com

LABATON SUCHAROW LLP
Christine S. Azar
One Commerce Center
1201 N. Orange Street, Suite 801
Wilmington, Delaware 19801
Telephone: (302) 573-2530
Facsimile: (302) 573-2529
cazar@labaton.com

Counsel for Plaintiff West Palm Beach Police Pension Fund